TASEKO REPORTS SECOND QUARTER 2016 RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

July 26, 2016, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the three and six months ended June 30, 2016.

Second Quarter Highlights

•	Second quarter loss from mining operations before depletion and amortization* was $3.2 million;

•	Site operating costs, net of by-product credits* were US$1.74 per pound produced and total operating costs (C1)* were US$2.07 per pound produced;

•	Site operating cost per ton milled* was CAD$9.67, slightly higher than the first quarter of 2016 result of CAD$9.59;

•	Copper production at Gibraltar was 30.6 million pounds (100% basis);

•

In the second quarter, the Company drew additional loan proceeds of $47 million (US$36.8 million) under a Senior Secured Credit Facility with an affiliate of RK Mine Finance (“Red Kite”). The US$70 million facility was signed in January 2016 and has now been fully drawn down;

•	The Company ended the second quarter with a cash balance of $89 million; and

•	On April 14, 2016, the Arizona Department of Environmental Quality announced its intention to issue a significant amendment to a Temporary Aquifer Protection Permit for the Florence Copper Project;

Subsequent Events

•	The Company has acquired copper put options for a total of 10 million pounds with maturities in the third quarter of 2016 at a strike price of US$2.20 per pound; and

•

On July 20, 2016, Taseko announced that the British Columbia Environmental Assessment Office is proceeding with Taseko’s request to amend the environmental assessment certificate for its New Prosperity Project.

Russell Hallbauer, President and CEO of Taseko, commented, “We produced slightly more copper in the second quarter, compared to the first quarter, mainly as a result of improved copper grades. Throughput per operating day increased quarter-over-quarter although total tons milled was impacted by maintenance downtime associated with a number of business improvement projects.”

“Mining productivities increased quarter-over-quarter due to short waste hauls associated with the ability to backfill a mined out section of the Granite Pit. We made a decision to take advantage of the higher productivities and mined an additional 5 million tons of waste this quarter instead of idling equipment and reducing spending. The higher stripping rates will provide access to higher grade ore earlier than originally planned.

*Non-GAAP performance measure. See end of news release.

On a cost per ton milled basis, the mine continued to perform very well, maintaining site operating costs below $10/ton. Total operating cost per pound of US$2.07 was slightly lower in the quarter due to the higher production levels. Looking forward, we expect costs should drop below US$2.00 per pound as copper grades increase in the second half of the year. Additionally we do not anticipate any major capital spending before the end of the year,” continued Mr. Hallbauer.

Mr. Hallbauer concluded, “In recent weeks we have seen a modest increase in metal prices. Considering the continued volatility in the market, we took advantage of the pricing strength to extend our copper hedges by acquiring put options for August and September with a strike price of US$2.20 per pound. Also, with the molybdenum price back to approximately US$6.50 per pound, we are reviewing options to restart our molybdenum circuit at Gibraltar. We believe we can produce molybdenum for roughly US$4.00 per pound, which at today’s price level would generate a significant by-product credit from molybdenum production, and improve our overall operating margin.”

HIGHLIGHTS

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2016	2015	Change	2016	2015	Change
Revenues	55,090	92,754	(37,664)	113,273	147,819	(34,546)
Earnings (loss) from mining operations before depletion and amortization*	(3,164)	26,267	(29,431)	(3,468)	28,596	(32,064)
Earnings (loss) from mining operations	(17,302)	14,010	(31,312)	(31,116)	6,031	(37,147)
Net income (loss)	(19,384)	4,017	(23,401)	(20,899)	(21,189)	290
Per share - basic (“EPS”)	(0.09)	0.02	(0.11)	(0.09)	(0.10)	0.01
Adjusted net earnings (loss)*	(19,758)	1,601	(21,359)	(37,841)	(833)	(37,008)
Per share - basic (“adjusted EPS”)*	(0.09)	0.01	(0.10)	(0.17)	-	(0.17)
EBITDA*	(7,858)	25,959	(33,817)	3,144	13,963	(10,819)
Adjusted EBITDA*	(7,642)	23,402	(31,044)	(12,134)	34,626	(46,760)
Cash flows provided by (used for) operations	(4,211)	35,212	(39,423)	(8,317)	32,482	(40,799)

Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2016	2015	Change	2016	2015	Change
Tons mined (millions)	26.2	24.0	2.2	47.7	45.0	2.7
Tons milled (millions)	7.2	8.0	(0.8)	14.7	15.8	(1.1)
Production (million pounds Cu)	30.6	39.8	9.2	59.5	68.2	(8.7)
Sales (million pounds Cu)	30.3	42.2	(11.9)	60.8	67.7	(6.9)

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating Data (100% basis)	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
Tons mined (millions)	26.2	21.5	21.3	27.4	24.0
Tons milled (millions)	7.2	7.5	7.3	7.5	8.0
Strip ratio	2.4	1.7	2.4	2.3	2.5
Site operating cost per ton milled (CAD$)	$9.67	$9.59	$9.41	$10.36	$9.89
Copper concentrate
Grade (%)	0.252	0.228	0.269	0.308	0.285
Recovery (%)	84.1	84.4	84.9	87.4	85.6
Production (million pounds Cu)	30.6	28.8	33.1	40.5	39.2
Sales (million pounds Cu)	30.3	30.5	33.7	40.5	41.8
Inventory (million pounds Cu)	2.1	1.9	3.4	3.9	3.8
Copper cathode
Production (million pounds)	-	-	-	0.4	0.6
Sales (million pounds)	-	-	-	0.6	0.4
Molybdenum concentrate
Production (thousand pounds Mo)	-	-	-	85	474
Sales (thousand pounds Mo)	-	-	-	233	391
Per unit data (US$ per pound produced)*
Site operating costs*	$1.77	$1.81	$1.55	$1.45	$1.63
By-product credits*	(0.03)	(0.03)	(0.03)	(0.03)	(0.09)
Site operating, net of by-product credits*	$1.74	$1.78	$1.52	$1.42	$1.54
Off-property costs	0.33	0.33	0.33	0.34	0.43
Total operating costs (C1)*	$2.07	$2.11	$1.85	$1.76	$1.97

OPERATIONS ANALYSIS

Second quarter results

During the second quarter of 2016, Gibraltar milled 7.2 million tons of ore averaging 79,400 tons per day or 93% of design capacity. Gibraltar mined 26.2 million tons during the quarter, resulting in a strip ratio of 2.4 which is above the life of mine average. Backfilling of a mined out section of the Granite Pit commenced in mid-March and resulted in highly productive short waste hauls. A decision was made to take advantage of the higher productivities and mine additional waste tons this quarter instead of idling equipment and reducing spending. The higher stripping rates will provide access to higher grade ore earlier than originally planned.

Copper production in the second quarter of 2016 was 30.6 million pounds, higher than the first quarter of 2016 as a result of the expected increase in copper head grade which was partially offset by lower mill throughput and recoveries. The molybdenum circuit has remained idled since the third quarter of 2015 due to the low market price for molybdenum.

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS - CONTINUED

Site operating cost per ton milled* was CAD$9.67 in the second quarter of 2016 which is in line with the previous two quarters. Cost control initiatives which were implemented during 2015, including mine plan modifications to reduce waste stripping requirements, workforce reductions and vendor initiatives have continued to benefit operating costs in 2016.

Site operating costs per pound produced* decreased to US$1.74 in the second quarter of 2016 from US$1.78 in the first quarter of 2016 primarily as a result of increased copper production.

New long-term contracts for ocean freight and treatment and refining costs contributed to reduced off-property costs of US$0.33 per pound produced, down significantly from US$0.43 per pound in the second quarter of 2015. The Company’s off-property costs are driven by sales volumes rather than production and sales volumes were lower than production volumes in the second quarter of 2016.

Total operating costs (C1) per pound* decreased to US$2.07 from US$2.11 in the first quarter of 2016 as a result of increased copper production.

On April 11, 2016, the Company announced that it had signed a five-year cost deferral agreement with BC Hydro for up to 75% of the power consumed at the Gibraltar mine. The cost deferral program was effective March 1, 2016. Gibraltar deferred electricity payments of $4.8 million under this program in the second quarter, which is equivalent to US$0.16 per pound of copper produced.

GIBRALTAR OUTLOOK

Gibraltar’s copper production for the year is expected to be in the range of 130 to 140 million pounds. Average head grade is expected to be 0.24% and 0.30% for the third and fourth quarters, respectively, and the higher head grades are expected to continue into 2017.

Management is currently reviewing options to re-start the molybdenum circuit at Gibraltar, in light of the recent increase in molybdenum prices.

Overall, Gibraltar has achieved a stable level of operations consistent with the updated reserve model published in 2015 and the Company continues to focus on further improvements to operating practices to reduce unit costs. The ability to short haul waste is expected to continue into the third quarter, which will improve haul truck productivities and the overall productivity of the mine. Additionally we do not anticipate any major capital spending before the end of the year.

The Canadian dollar is expected to remain at a substantial discount to the US dollar, and a weak Canadian dollar would contribute to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper and niobium. In light of current market conditions, the Company has taken a prudent approach and minimized spending on development projects. Total expenditures on projects in the second quarter of 2016 consisted of $1.2 million at the Florence Copper project, $0.1 million on the Aley Project, and $0.6 million on New Prosperity.

*Non-GAAP performance measure. See end of news release.

REVIEW OF PROJECTS - CONTINUED

Florence Copper Project

The Florence Copper project is currently in the final stages of permitting for the Production Test Facility (“PTF”). The PTF will include a well field comprised of thirteen (four injection and nine recovery) commercial scale production wells and numerous monitoring, observation and point of compliance wells, and also an integrated demonstration scale solvent extraction and electrowinning plant.

The Company is continuing to work with the Arizona Department of Environmental Quality (“ADEQ”) in connection with the amendment to the Temporary Aquifer Protection Permit (“APP”), and with the U.S. Environmental Protection Agency in connection with the Underground Injection Control permit. These are the two permits required for construction and operation of the PTF. On April 14, 2016, the ADEQ announced its intention to issue the significant amendment to the APP. This decision confirms the ADEQ has completed its substantive review and is satisfied with the conditions under which the PTF can operate once the final permit is issued. The decision by the ADEQ to move the permit amendment forward into the 30-day public comment period and the subsequent completion of the public comment period in May 2016 marks an important milestone for the Company. The timing of both these final permits is somewhat uncertain; however, the Company’s expectation is that they could be in hand in the second half of 2016.

New Prosperity Project

On February 12, 2016, Taseko announced that it had filed a civil claim in the BC Supreme Court against the Canadian federal government. The claim seeks damages in relation to the February 25, 2014 decision concerning the New Prosperity Project in that the Government of Canada and its agents failed to meet the legal duties that were owed to Taseko and that in doing so they caused and continue to cause damages, expenses and loss to Taseko.

On July 20, 2016, Taseko announced that the British Columbia Environmental Assessment Office is proceeding with Taseko’s request to amend the environmental assessment certificate for its New Prosperity Project. In addition to this undertaking, Taseko will be filing a Notice of Work (“NOW”) with the Ministry of Energy & Mines which will allow the Company to gather information to advance mine permitting under the British Columbia Mines Act. Taseko looks forward to working with the six local Tsilhqot’in First Nation bands as represented by the Tsilhqot’in National Government on the consultative and substantive aspects of the NOW as per the terms in the 2012 settlement agreement.

The Company will host a telephone conference call and live webcast on Wednesday, July 27 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally. The conference call will be archived for later playback until August 3, 2016 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 37986608.

For further information contact: Brian Bergot, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs. Site operating costs is calculated by removing net changes in inventory and depletion and amortization and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. Byproduct credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three Months ended		Six Months ended
	June 30,		June 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2016	2015	2016	2015
Cost of sales	72,392	78,744	144,389	141,788
Less:
Depletion and amortization	(14,138)	(12,257)	(27,648)	(22,565)
Net change in inventory	(1,833)	(1,653)	(2,920)	5,408
Transportation costs	(4,012)	(5,239)	(7,605)	(8,856)
Site operating costs	52,409	59,595	106,216	115,775
Less by-product credits:
Molybdenum	-	(2,212)	-	(4,810)
Silver	(926)	(1,035)	(1,842)	(1,739)
Site operating costs, net of by-product credits	51,483	56,348	104,374	109,226
Total copper produced (thousand pounds)	22,973	29,857	44,588	51,130
Total costs per pound produced	2.24	1.89	2.34	2.14
Average exchange rate for the period (CAD/USD)	1.29	1.23	1.33	1.24
Site operating costs, net of by-product credits (US$ per pound)	1.74	1.54	1.76	1.73
Site operating costs, net of by-product credits	51,483	56,348	104,374	109,226
Add off-property costs:
Treatment and refining costs	5,765	10,497	12,079	17,267
Transportation costs	4,012	5,239	7,605	8,856
Total operating costs	61,260	72,084	124,058	135,349
Total operating costs (C1) (US$ per pound)	2.07	1.97	2.09	2.14

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net earnings (loss)

Adjusted net earnings (loss) remove the effect of the following transactions from net earnings as reported under IFRS:

•	Unrealized gains/losses on derivative instruments;

•	Unrealized foreign currency gains/losses; and

•	Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands, except per share amounts)	2016	2015	2016	2015
Net earnings (loss)	(19,384)	4,017	(20,899)	(21,189)
Unrealized loss on derivatives	290	490	991	2,241
Unrealized foreign exchange (gain) loss	(2,052)	(3,047)	(21,677)	18,422
Other non-recurring expenses*	1,978	-	5,408	-
Estimated tax effect of adjustments	(590)	141	(1,664)	(307)
Adjusted net earnings (loss)	(19,758)	1,601	(37,841)	(833)
Adjusted EPS	(0.09)	0.01	(0.17)	-

*Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and non-recurring financing costs.

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

•	Unrealized gains/losses on derivative instruments;

•	Unrealized foreign exchange gains/losses; and

•	Non-recurring transactions.

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands, except per share amounts)	2016	2015	2016	2015
Net earnings (loss)	(19,384)	4,017	(20,899)	(21,189)
Add:
Depletion and amortization	14,136	12,277	27,733	22,611
Amortization of stock-based compensation	406	1,144	2,047	1,350
Finance expense	7,180	6,247	14,015	12,609
Finance income	(252)	(167)	(508)	(824)
Income tax expense (recovery)	(9,944)	2,441	(19,244)	(594)
EBITDA	(7,858)	25,959	3,144	13,963
Adjustments:
Unrealized loss on derivative instruments	290	490	991	2,241
Unrealized foreign exchange (gain) loss	(2,052)	(3,047)	(21,677)	18,422
Other non-recurring expenses*	1,978	-	5,408	-
Adjusted EBITDA	(7,642)	23,402	(12,134)	34,626

*Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and non-recurring financing costs.

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2016	2015	2016	2015
Earnings (loss) from mining operations	(17,302)	14,010	(31,116)	6,031
Add:
Depletion and amortization	14,138	12,257	27,648	22,565
Earnings (loss) from mining operations before depletion and amortization	(3,164)	26,267	(3,468)	28,596

Site operating costs per ton milled

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2016	2015	2016	2015
Site operating costs (included in cost of sales)	52,409	59,595	106,216	115,775

Tons milled (thousands) (75% basis)	5,417	6,028	11,024	11,841
Site operating costs per ton milled	$9.67	$9.89	$9.63	$9.78

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•

changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•

the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.